EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned persons, on January 9, 2006, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Common Stock of MTC Technologies, Inc. at December 28, 2005.

Rivas Enterprises Limited Partnership III

By:	/s/ Bruce A. Teeters
Bruce A. Teeters
Attorney-in-Fact for Rivas Limited Partnership III

Vimol, LLC

By:	/s/ Bruce A. Teeters
Bruce A. Teeters
Attorney-in-Fact for Vimol, LLC